UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Points International Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

730843208
(CUSIP Number)

Bernay Box c/o Bonanza Capital, Ltd. 2651 North Harwood Street, Suite 530 Dallas, Texas 75201 Telephone Number: (214) 303-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	NAME OF REPORTING PERSONS

Bonanza Capital, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	[_]
		(B)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

660,625

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

660,625

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58%*

14.	TYPE OF REPORTING PERSON

PN

1.	NAME OF REPORTING PERSONS

Bonanza Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	[_]
		(B)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

660,625

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

660,625

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58%

14.	TYPE OF REPORTING PERSON

PN

1.	NAME OF REPORTING PERSONS

Bonanza Fund Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	[_]
		(B)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

660,625

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

660,625

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Bernay Box

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	[_]
		(B)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

660,625

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

660,625

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,625

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.58%

14.	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer.

The name of the issuer is Points International Ltd., a Canadian corporation (the "Issuer"). The address of the Issuer's principal executive offices is 111 Richmond Street West, Ste 700 Toronto Ontario M5H 2G4. This Amendment No. 2 to Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)      The persons filing this statement are Bonanza Partners, LP, a Texas limited partnership (the “Fund”), its general partner, Bonanza Capital, Ltd., a Texas limited partnership (the "Investment Manager"), Bonanza Fund Management, Inc., a Texas corporation (the "General Partner"), and Bernay Box, a citizen of the United States of America ("Mr. Box" and, together with the Investment Manager, the General Partner and the Fund, the "Reporting Persons"). On January 1, 2017, Bonanza Master Fund, Ltd. (which was previously included as a reporting person on this Schedule 13D) transferred all its assets and liabilities to the Fund.

(b)	The principal business address of the Investment Manager, the General Partner and Mr. Box is 2651 North Harwood Street, Suite 530, Dallas, Texas 75201.

(c)	The Investment Manager is an investment adviser to the Fund, a private investment vehicle. The General Partner is the general partner of the Investment Manager. Mr. Box is the President of the General Partner.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 660,625 Shares beneficially owned by the Reporting Persons came from the working capital of the Fund. The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons was approximately $2,918,111.72. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only in the ordinary course of the Reporting Persons' investment activities. The Reporting Persons evaluate their investment in the Shares on a continual basis.

The Reporting Persons have been in contact and reserve the right to continue to be in contact with members of the Issuer's management, the members of the Issuer's board of directors (the "Board"), other significant shareholders and others regarding strategic alternatives that the Issuer could employ to increase shareholder value.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)    As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 660,625 Shares, constituting 4.58% of the Shares, based upon 14,427,987 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 660,625 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 660,625 Shares. All of the Shares beneficially owned by the Reporting Persons were acquired directly from the Issuer.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

(e)	The Reporting Persons ceased to be the owners of five percent or more of the Shares on June 6, 2018, as the result of the disposition of a total of 119,384 Shares during the period from June 1, 2018 through June 6, 2018, as set forth on Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Box resigned as a director of the Issuer effective June 25, 2018.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2018
(Date)

Bonanza Capital, Ltd.*

By: Bonanza Fund Management, Inc. Its General Partner By: /s/ Bernay Box Bernay Box, President
Bonanza Fund Management, Inc.*

By: /s/ Bernay Box Bernay Box, President
Bonanza Partners, LP

By: Bonanza Capital, Ltd. Its: General Partner By: Bonanza Fund Management, Inc. Its: General Partner By: /s/ Bernay Box Bernay Box, President Bernay Box* By: /s/ Bernay Box

 * This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated July 17, 2018 relating to the Common Shares, no par value, of Points International Ltd. shall be filed on behalf of the undersigned.

July 17, 2018
(Date)

Bonanza Capital, Ltd.*

By: Bonanza Fund Management, Inc. Its: General Partner By: /s/ Bernay Box Bernay Box, President
Bonanza Fund Management, Inc.*

By: /s/ Bernay Box Bernay Box, President
Bonanza Partners, LP

By: Bonanza Capital, Ltd. Its: General Partner By: Bonanza Fund Management, Inc. Its: General Partner By: /s/ Bernay Box Bernay Box, President Bernay Box* By: /s/ Bernay Box

Exhibit B

Schedule of Transactions in the Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
6/1/18	Common Shares	N/A	15,100	$14.4510

6/4/18	Common Shares	N/A	25,000	$14.1539

6/5/18	Common Shares	N/A	50,000	$14.3475

6/6/18	Common Shares	N/A	29,284	$14.3947